Concept Wireless Inc.

3863 East Hastings Street, Burnaby, B.C. V5C 2H7 Tel: (604) 325-8197 Fax: (604) 325-8622



02002736

November 17, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Document Control

Dear Sir or Madam:

Re: Concept Wireless Inc. (the "Company") – Exemption No. 82-4003

We enclose herewith the Company's audited financial statements for the year ended June 30, 2001.

Yours truly,

CONCEPT WIRELESS INC.
Per:

William Jung
President

Encl.

cc: Standard & Poor's Library
Attention: Corporate Files Manager

CONCEPT WIRELESS INC.
(formerly Concept Industries Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

JUNE 30, 2001 AND 2000





MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604•714•3600 Fax: 604•714•3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
Concept Wireless Inc. (formerly Concept Industries Inc.)

We have audited the consolidated balance sheets of Concept Wireless Inc. (formerly Concept Industries Inc.) as at June 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles. As required by The British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding years.

Manning Elliott

CHARTERED ACCOUNTANTS

Vancouver, B.C.

October 26, 2001

CONCEPT WIRELESS INC.
(formerly Concept Industries Inc.)

CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2001 AND 2000

	2001 $	2000 $
ASSETS		
CURRENT ASSETS		
Cash	30,007	439,964
Accounts receivable	2,360	241,965
Inventory	-	54,285
Prepaid expenses and deposits (Note 3)	449,358	462,545
	481,725	1,198,759
CAPITAL ASSETS (Note 4)	-	143,704
	481,725	1,342,463
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	643,395	607,967
Advances from a director (Note 5)	50,567	30,418
	693,962	638,385
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 6)	4,317,677	3,417,677
WARRANTS ISSUED	-	900,000
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	-	33,371
DEFICIT	(4,529,914)	(3,646,970)
	(212,237)	704,078
	481,725	1,342,463

APPROVED BY THE BOARD

____________ Director

____________ Director



CONCEPT WIRELESS INC.
(formerly Concept Industries Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

	2001 $	2000 $
JOINT VENTURE EARNINGS	-	44,686
ADMINISTRATIVE EXPENSES		
Accounting and audit	12,908	12,221
Administrative fee	12,000	12,000
Advertising and promotion	42,630	52,007
Consulting fees	54,395	48,204
Finder's fees	-	63,750
Legal	16,496	25,305
Management fee	120,000	114,000
Office	24,605	14,736
Transfer agent and filing fees	28,886	15,671
Travel	90,754	105,185
	402,674	463,079
OTHER INCOME		
Interest	7,212	-
LOSS BEFORE LOSS FROM DISCONTINUED OPERATIONS	(395,462)	(418,393)
LOSS FROM DISCONTINUED OPERATIONS (Note 3)	(487,482)	-
NET LOSS FOR THE YEAR	(882,944)	(418,393)
DEFICIT - BEGINNING OF YEAR	(3,646,970)	(3,228,577)
DEFICIT - END OF YEAR	(4,529,914)	(3,646,970)
LOSS PER SHARE - Before Loss from Discontinued Operations (Weighted Average)	0.03	0.06
LOSS PER SHARE (Weighted Average)	0.07	0.06



CONCEPT WIRELESS INC.
(formerly Concept Industries Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

	2001 $	2000 $
CASH FROM (USED IN):		
OPERATING ACTIVITIES		
Net loss for the year	(882,944)	(418,393)
Items not involving cash		
Amortization	-	42,809
Loss from discontinued operations	399,072	-
	(483,872)	(375,584)
Change in non-cash working capital items	73,915	(394,832)
	(409,957)	(770,416)
FINANCING ACTIVITY		
Capital stock issued for cash	-	1,080,921
INVESTING ACTIVITY		
Acquisition of capital assets	-	(22,172)
TRANSLATION ADJUSTMENTS	-	2,660
INCREASE (DECREASE) IN CASH	(409,957)	290,993
CASH - BEGINNING OF YEAR	439,964	148,971
CASH - END OF YEAR	30,007	439,964



4. CAPITAL ASSETS

	2001			2000
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $
Paging system	-	-	-	26,624
Equipment	-	-	-	117,080
	-	-	-	143,704

5. RELATED PARTY TRANSACTIONS AND BALANCES

(a) Included in expenses for the year at their exchange amounts are management fees to a director of $120,000 (2000: $114,000), and administrative fees to an officer of $12,000 (2000: $12,000).

(b) Included in accounts payable is $558,000 (2000: $455,500) due to the aforementioned director.

(c) The advances from a director are unsecured, without interest and payable upon demand.

6. CAPITAL STOCK

	Number of Shares	$
Authorized: 50,000,000 common shares of no par value		
Issued:		
Balance - June 30, 1999	6,457,822	3,236,756
Issued during 2000 for cash: Options exercised	1,206,142	180,921
Balance - June 30, 2000	7,663,964	3,417,677
Issued during 2001: Private placement - subscription received in 2000	6,000,000	900,000
Balance - June 30, 2001	13,663,964	4,317,677

(a) 526,500 shares are held in escrow subject to release upon approval of regulatory authorities.

(b) The Company has granted the following share purchase options:

350,000 at $0.75 per share, expiring June 8, 2002
300,000 at $0.85 per share, expiring June 8, 2002
100,000 at $0.50 per share, expiring December 4, 2002
150,000 at $0.15 per share, expiring September 30, 2004
566,396 at $0.69 per share, expiring June 8, 2005

7. LOSSES CARRIED FORWARD

The Company has Canadian accumulated tax losses of approximately $2,853,000 to reduce taxable income in future years, expiring as follows:

	$		$
2002	463,000	2006	94,000
2003	660,000	2007	321,000
2004	230,000	2008	864,000
2005	221,000		

8. SEGMENTED INFORMATION

Geographic distribution of selected items:

	Canada		People's Republic of China		Total	
	2001 $	2000 $	2001 $	2000 $	2001 $	2000 $
Revenue	7,212	-	-	433,619	7,212	433,619
Operating earnings (loss)	(395,462)	(463,079)	-	44,686	(395,462)	(418,393)
Loss from discontinued operations	-	-	487,482	-	487,482	-
Identifiable assets:						
Cash	30,007	351,554	-	88,410	30,007	439,964
Capital assets	-	-	-	143,704	-	143,704
Other	2,360	448,530	449,358	310,265	451,718	758,795
	32,367	800,084	449,358	542,379	481,725	1,342,463





QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PARTS OF:

	Schedule A
X	Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Concept Wireless Inc.	June 30, 2001	01/11/15

ISSUER'S ADDRESS

3863 East Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Burnaby	BC	V5C 2H7	604-325-8622	604-325-8197

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
William Jung	President	604-325-8197

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@concept-wireless.com	http://www.concept-wireless.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"William Jung"	William Jung	01/11/15

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Michael Ginn"	Michael Ginn	01/11/15

CONCEPT WIRELESS INC.

JUNE 30, 2001

SCHEDULE B

1) For the fiscal year ended June 30, 2001

(a) Deferred costs, exploration and development:
N/A

(b) General and administrative expenses:
See Schedule A

Breakdown of consulting fees:

$13,000	Fees accrued to Chinese consultants for monitoring and administrating of Chinese paging joint ventures.
11,040	Fees paid for preparation of business plan.
15,500	Fees paid for preparation of other promotional material and the presentation of material to potential investors and analysts.
14,855	Others – general and miscellaneous consulting regarding advertising in investment letters, trade journals, Internet video programs and introductions to financial groups in Canada and the US.
$54,395	

2) Aggregate expenses to non-arms length parties:

Management fees of $120,000 have been accrued.

3) For the quarter ended June 30, 2001

There were no securities or options issued during this quarter.

4) As at June 30, 2001

(a) Authorized: 50,000,000 common shares of no par value.

(b) Issued:

	# Shares	$
As at June 30, 2000	7,663,964	3,417,677
During fiscal 2001	6,000,000	900,000
As at June 30, 2001	13,663,964	4,317,677

In January 2000, the Canadian Venture Exchange approved a private placement of 6,000,000 special warrants for gross proceeds of $900,000. Each special warrant will be exchangeable into one common share in the capital of the Company and one common share purchase warrant exercisable for two years. All 6,000,000 special warrants were exchanged for common shares by November 2000.

526,500 principal's shares are held in escrow subject to periodic release upon approval of regulatory authorities.

(c) Options outstanding:

No. Of Shares	Price $	Expiry Date
100,000	0.50	December 4, 2002
300,000	0.85	June 8, 2002
350,000	0.75	June 8, 2002
466,396	0.69	June 8, 2005
150,000	0.15	September 30, 2004

Warrants outstanding:

No. Of Warrants	Price	Expiry Date
6,000,000	$0.17.5	October 26, 2001

(d) None.

5) Directors and Officers:

M. Ginn Director & Vice-President
R. Jang Director
L. Jung Secretary
W. Jung Director & President

The Paging Ventures

Puli:

Management has dissolved the Company's 51% interest in its first Chinese paging joint venture ("Puli"), situated in Jinan, the capital city of Shandong Province in the People's Republic of China ("China").

Puli commenced business in 1995 and while the first two years incurred losses, the operations realized profits during the last several years. However, during 2001, there were dramatic changes within the Chinese telecommunications industry. The government allowed and encouraged for more competition. Prices and service fees in all sectors such as regular telephone services, domestic and international long distance calling (normal or via the Internet), cellular, and paging have dropped significantly. China Telecom and China Unicom, the country's two largest telecom companies, have both raised tremendous amounts of money through the equity market with their successful IPO's. Other companies that have been granted full service licenses are planning to raise funds in the same manner. This, combined with the promises that the Chinese government has made in freeing the telecommunications and Internet industries for foreign investments once China becomes a member of the World Trade Organization ("WTO"), have companies aggressively going after market share at the expense of short-term profits. This is especially true in the cellular market where severe price wars have broken out. As a result, more and more pager users find it more attractive to switch over to cellular telephones, and small single license operators such as Puli, which do not have deep financial reserves, can no longer remain in the marketplace.

Although final negotiations regarding the termination of the Puli joint venture agreement were only recently concluded, the condition of the operation being that it was no longer a going concern, existed prior to the Company's fiscal year end. Therefore, the Company's initial investment of approximately $450,000 and prior retained earnings were written off in the 2001 fiscal year. The only saleable assets are some inventory and paging equipment and Puli's Chinese partner is currently examining all options regarding their liquidation. At the present time, it is uncertain as to what amounts can be salvaged, and no recoveries were accrued as of year-end.

Contour:

The Company's second paging joint venture ("Contour") is a 50% interest through its wholly-owned Hong Kong subsidiary, in a joint venture with Shandong Tourism Science and Technology Gen. Corp. ("Tourism"), a subsidiary company of the Shandong Provincial Tourism Bureau. Tourism currently operates paging systems in 13 major cities in Shandong and it is the second largest paging network in the province with a subscriber base that is in excess of 400,000 customers.

For its 50% in Contour, the Company's financial commitment is US$3.1 million. To date, US$300,000 has been paid as a deposit towards the share registered capital.

During the 1999 fiscal year, gross revenues topped US$12 million and net profit before tax and interest was approximately US$1.8 million. However, due to the recent proliferation of cellular telephones in China, paging growth has declined and in fiscal year 2000, paging revenues and net profit fell to US$6 million and US$500,000 respectively.

Recognizing the need to diversify, the Company and Tourism in 2000 devised plans to expand from its existing paging business into other areas of telecommunications and the Internet. These plans were subsequently revised in the following year to Global Positioning Satellite ("GPS") based location services, wireless Internet access, wireless cable television and call centre operations.

Due to the transformations within the telecommunications industry and the new directions taken by Tourism, paging will soon cease to be the main core business. Management and Tourism have recently completed the acquisition of a GPS license and are in the process of acquiring additional wireless licenses. As a result, the Company's financial contribution for a 50% interest in the paging operation will be revised and the total

financial commitment will also be amended to include the new wireless projects. Details are still under negotiations and the new total investment has not yet been determined.

Revision of Business Model

During the latter part of 1999, Management and Tourism, in their endeavor to expand the paging operations, entered into an agreement to joint venture with a major Chinese company that held licenses for two-way wireless messaging, ISP services and voice over IP services. In addition, the Company also signed a memorandum with another major Beijing based telecom company to establish a joint venture to develop and operate Internet Data Centers ("IDCs") in China. IDCs are facilities that provide hosting and co-location services including firewall protection, e-commerce applications and disaster recoveries for on-line businesses.

However, due to the collapse of numerous Internet and Dot Com companies and the traumatic downturn for many telecom companies at the end of 2000, a financial institution that was seriously considering funding the expansion plans withdrew its support. As a result, management decided not to proceed with the expansion projects and felt it necessary to revise the business model in order to enhance securing new financing for the Company.

New Business Model

The Company's strategy is to focus within the "wireless" sectors of business that firstly do not entail exorbitant amounts of money for infrastructure development such as an IDC or wireless two-way messaging operation. Secondly, the business or technology should be an emerging one that is on the verge of breaking through and therefore has long term growth. Management feels the projects that are currently under development fall within these criteria.

Wireless cable and data services

A Letter of Intent has been signed with the Liao Cheng ("LC") Television Network to provide wireless cable television services in provinces of central and western China.

LC Television Network is part of the Shandong Television Bureau that broadcasts television programs and provides cable services for the Liao Cheng prefecture in the province of Shandong. The LC Television Network covers a population of 5.5 million people with 1.4 million households of which 200,000 are cable subscribers.

China has the highest number of households with television sets and there are over 100 million cable television subscribers. Despite the large subscriber base, this translates only to a penetration rate of approximately 25% while compared to 75% and 65% for Taiwan and the United States respectively. In all the coastal provinces, and a few of the more prosperous interior ones, wired television cable services are available basically throughout the entire province. However, either due to underdevelopment and/or rough terrain, the installations of television cables have still not reached substantial parts of north central and western China.

An immediate and cost-effective solution is the utilization of wireless cable connections. The Company has entered into a distribution agreement to supply MMDS technology equipment capable of supplying wireless connections for both video and data services. The joint venture arrangement with LC Television Network will provide the access to a substantial market. A demonstration has been scheduled with LC Television Network to evaluate the equipment's functionality and compliance with Chinese government specifications. Once the equipment is approved, LC Television Network and Concept will jointly market the product and services to television stations throughout central and western China.

In addition to deploying systems for wireless cable services, Concept will also be working with LC Television Network to provide wireless high-speed data transfer services such as Internet connections and Virtual Private Network or VPN systems.

Global Positioning Satellite (GPS)

The Company's Chinese joint venture partner, Tourism, has been granted the first official provincial license to provide GPS location services throughout Shandong Province.

GPS location rely on a sophisticated wireless technology that employs a system of 24 orbiting satellites and terrestrial monitoring infrastructures to accurately track and locate air, marine and ground vehicles with pin point accuracy. One of the applications of GPS location is Automatic Vehicle Location or AVL. Each vehicle containing a GPS receiver can have its position determined through signals received from a combination of several satellites. Coordinates on the location of the vehicle are transmitted via China Mobile's GSM cellular system back to the control center where the unit is then tracked on an electronic map.

AVL services help to provide for effective and efficient asset management, safety and security against theft. Substantial economic benefits can be derived from the utilization of GPS location services and on a global basis, it is projected to become a US$25 billion dollar industry by 2005.

One of the primary GPS services is the tracking and recovery of stolen vehicles. Last year in the US, vehicle thefts resulted in a US$8 billion loss to insurance companies and owners. In the same period, vehicle thefts in the more prosperous coastal provinces of China were estimated at US$500 million. Due to improving Chinese standards of living, this figure is expected to increase significantly as vehicle sales are projected to double each year over the next few years. As a result, a major market opportunity exists today in China for such GPS services that can track and lead to recovery of stolen vehicles.

The Company is currently in discussions with several GPS product and solution providers, including a major American telecommunication company who has expressed interest in a possible collaboration in our Shandong GPS project. Negotiations are also underway with government departments and commercial enterprises to provide them with AVL services.

Consolidated Results

For the 2001 fiscal year, the Company incurred a consolidated net loss of Cdn$882,944 as compared to a loss of $418,393 for the previous year. The substantial increase in the net loss from last year was due to the loss of $487, 482 from the discontinuation of the Puli paging operation. Currently, it is uncertain as to what amounts can be recovered through the disposition of any saleable assets and no accruals of proceeds have been made to the financial statements. Any sales proceeds when received will be recorded in the next fiscal period. Setting side the loss from Puli, all other expenditures were in line with the previous year.

Future Outlook

With the downturn of the economy and the volatility of the stock market, fiscal 2001 has certainly been a difficult one for the Company. A financial firm that had seriously considered funding the Company and its projects, withdrew its position when the high-tech market started its plunge in December of 2000. The uncertainty in the market place continued into the first quarter of fiscal 2002 and the tragic events of September 11, definitely has added to the turmoil.

However, we are all resolved that life must and will go on. Sooner or later, things will return to some kind of normalcy. As a positive note on our side, China has been moving forward closer and closer to becoming a member of the WTO. This will be a major step in increasing awareness of China's potential, as well as increasing confidence of doing business in China. As a matter of fact, since September 11, there has been a large influx of investment going into China.

The Company has now been involved in China for nine years and management has established solid relationships with many key government officials and business personnel. The contacts, experience and understanding of how to do business in China will eventually put the Company in a favourable position to form a partnership with a strategic company.